EXHIBIT 99.1

GLOBAL PRECISION MEDICAL INC. Notice of Meeting and Information Circular in respect of the EXTRAORDINARY GENERAL MEETING OF MEMBERS to be held on January 13, 2003 Dated December 9, 2002

GLOBAL PRECISION MEDICAL INC.

P.O. Box 1609, 12406 Wright Avenue

Summerland, British Columbia, V0H 1Z0

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT an extraordinary general meeting (the "Meeting") of the members of GLOBAL PRECISION MEDICAL INC. (the "Company") will be held in the Boardroom of Pacific Corporate Trust Company, 10th Floor Boardroom, 625 Howe Street, Vancouver, British Columbia, on Monday, January 13, 2003, at the hour of 2:00 p.m., Vancouver time, for the following purposes:

1. To consider and, if thought fit, to approve, by special resolution, the continuation (the "Continuation") of the Company out of the jurisdiction of British Columbia under the Company Act (British Columbia) into Wyoming under the Wyoming Business Corporations Act, change in the Company's authorized share capital and the change in the Company's constating documents (the "Continuation Resolution");

2. To transact such other business as may properly be brought before the Meeting or any adjournment or adjournments thereof.

The accompanying information circular provides additional information relating to the matters to be dealt with at the Meeting and is deemed to form part of this notice.

The directors of the Company have fixed December 9, 2002 as the record date. Holders of common shares of record at the close of business on December 9, 2002 are entitled to notice of the Meeting and to vote thereat or at any adjournment(s) thereof.

TAKE NOTICE that pursuant to the Company Act (British Columbia), holders of common shares of the Company may until 2:00 p.m. (local time) on January 13, 2003 give the Company a notice of dissent by registered mail addressed to the Company at 12406 Wright Avenue, Summerland, British Columbia, with respect to the Continuation Resolution. As a result of giving a notice of dissent a member may, on receiving a notice of intention at act under Section 207 of the Company Act (British Columbia), with respect to the Continuation, require the Company to purchase all of the common shares held by such member in respect of which the notice of dissent was given. This right is described in the Information Circular.

Members who are unable or do not wish to attend the meeting in person are requested to date and sign the enclosed Instrument of Proxy promptly and return it in the self-addressed envelope enclosed for such purpose. To be used at the Meeting, the Instrument of Proxy must be deposited at the offices of the Pacific Corporate Trust Company, 10th Floor - 625 Howe Street, Vancouver, British Columbia V6C 3B8, no later that forty-eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or any adjournment(s) thereof, unless the Chairman of the Meeting elects to exercise his discretion to accept proxies prior to the commencement of the Meeting. If a Member receives more than one Instrument of Proxy because such Member owns shares registered in different names or addresses, each Instrument of Proxy should be completed and returned.

BY ORDER OF THE BOARD

"Michel Coderre"

Chairman and President

DATED this 9th day of December 2002.